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                                                                      Exhibit 41

FOR IMMEDIATE RELEASE



                  RENTAL SERVICE CORPORATION SEEKS TO ENJOIN
                      UNITED RENTALS CONSENT SOLICITATION



          -- Election of United Rentals' Board Nominees Would Violate Clayton Act Prohibition Against Interlocking Directorates--



SCOTTSDALE, AZ, April 22, 1999 -- Rental Service Corporation (NYSE: RSV) ("RSC") today filed an amended counterclaim in U.S. District Court for the District of Connecticut against United Rentals, Inc. and its affiliates seeking to enjoin United Rentals from proceeding with its unlawful consent solicitation to remove and replace the RSC Board of Directors.

In its counterclaim, RSC alleges that United Rentals has violated the Clayton Act by attempting to replace RSC's board with nine nominees, six of whom are officers and/or directors of United Rentals. Such an election would result in a violation of Section 8 of the Clayton Act, which prohibits interlocking directorates between competitors.

A spokesman for RSC said: "United Rentals' attempt to replace our Board with directors whose election would violate the antitrust laws reflects the cavalier attitude they have taken in their attempts to acquire RSC. United Rentals has failed to show the slightest respect for the RSC Board or the value RSC represents for its stockholders."

RSC's lawsuit demands, among other things, that United Rentals be barred from voting shares or soliciting consents or proxies in favor of its illegal slate of director nominees.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates 249 locations throughout the United States and Canada.


This press release does not constitute a solicitation of proxies with respect to the proposed merger of Rental Service Corporation and NationsRent, Inc. Any such solicitation by Rental Service Corporation will be made only by means of separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
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                  Certain Information Concerning Participants



Rental Service Corporation ("RSC") and certain other persons named below may be deemed to be "participants" in the solicitation of revocations of consents in response to the consent solicitation by United Rentals, Inc. ("United Rentals"). The participants in this solicitation may include the directors of RSC (Martin
R. Reid (Chairman of the Board and Chief Executive Officer), William M. Barnum, Jr., James R. Buch, David P. Lanoha, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan); and the following executive officer:
Robert M. Wilson (Executive Vice President, Chief Financial Officer, Secretary and Treasurer). As of March 31, 1999, Martin R. Reid beneficially owned 538,545 shares, or 2.2%, of RSC's common stock, and William M. Barnum, Jr. beneficially owned 455,317 shares, or 1.8%, of RSC's common stock. None of the other foregoing participants individually or in the aggregate beneficially owns in excess of 1% of RSC's common stock.

Pursuant to the terms of separate engagement letters, each effective as of April 5, 1999, RSC retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisors with respect to United Rentals' offer to purchase RSC's common stock, for which Merrill Lynch and Morgan Stanley may receive substantial fees. Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements.

Merrill Lynch and Morgan Stanley are investment banking firms that provide a full range of financial services for institutional and individual clients. Although neither Merrill Lynch nor Morgan Stanley admit that they or any of their respective directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning Merrill Lynch and Morgan Stanley, each of Merrill Lynch and Morgan Stanley may assist RSC in such a solicitation. In the normal course of business, each of Merrill Lynch and Morgan Stanley may trade securities of RSC for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of April 16, 1999, Merrill Lynch held a net long position of 436 shares of RSC's common stock. As of April 20, 1999, Morgan Stanley held a net long position of 61,800 shares of RSC's common stock. In connection with its role as financial advisors to RSC, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: Paul A. Stefanick, James H. Caldwell and Jack C. MacDonald. In connection with its role as financial advisors to RSC, Morgan Stanley and the following investment banking employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: R. Bradford Evans, Paul J. Taubman, Glenn R. Robson, Neil B. Morganbesser and Pietro Cinquegrana.

Contacts:
Rental Service Corporation      Kekst and Company
Robert M. Wilson, 480/905-3300  Thomas Davies or David Kronfeld, 212/521-4800

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